UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 31, 2021

Commission File Number:  000-55992

Red White & Bloom Brands Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

810-789 West Pender Street

Vancouver, British Columbia, Canada, V6C 1H2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes ☐ No ☒

Explanatory Note

Safe Harbor Statement

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 about the registrant and its business.  Forward-looking statements are statements that are not historical facts and may be identified by the use of forward-looking terminology, including the words “believes,” “expects,” “intends,” “may,” “will,” “should” or comparable terminology. Such forward-looking statements are based upon the current beliefs and expectations of the registrant’s management and are subject to risks and uncertainties which could cause actual results to differ materially from the forward-looking statements.

Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry may differ materially from those made in or suggested by the forward-looking statements contained in this Form 6-K. These forward-looking statements are subject to numerous risks, uncertainties and assumptions.  The forward-looking statements in this Form 6-K speak only as of the date of this report and might not occur in light of these risks, uncertainties, and assumptions. The registrant undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Exhibits

The following exhibits are included in this Form 6-K:

Exhibit No.	Description	Date filed on SEDAR
99.1	News Release, Red White & Bloom Brands Provides Update on Financial Statement Filings	July 2, 2021
99.2	News Release, Red White & Bloom Brands Sets Dates to Release FY 2020 and Q1 2021 Financial Reports	July 12, 2021
99.3	News Release, Red White & Bloom Reports Fourth Quarter and Full Year 2020 Financial Results	July 22, 2021
99.4	ON Form 13-502F1, Participation Fee	July 23, 2021
99.5	Consolidated Financial Statements for the Years Ended December 31, 2020 and 2019	July 23, 2021
99.6	Management’s Discussion and Analysis for the Year Ended December 31, 2020	July 23, 2021
99.7	CEO Certification	July 23, 2021
99.8	CFO Certification	July 23, 2021
99.9	AB Form 13-501F1, Participation Fee	July 23, 2021
99.10	Unaudited Condensed Interim Consolidated Financial Statements for the Three Month Period Ended March 31, 2021 and 2020	July 27, 2021
99.11	Management’s Discussion and Analysis for the Three Month Period Ended March 31, 2021	July 27, 2021
99.12	CEO Certification	July 27, 2021
99.13	CFO Certification	July 27, 2021
99.14	News Release, Red White & Bloom Provides Q1 2021 Financial Results	July 27, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	/s/ Theo van der Linde
Theo van der Linde
Chief Financial Officer
Date: August 11, 2021